

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 16, 2009

Mr. Joseph Leeder
President and Chief Executive Officer
Envoy Capital Group Inc.
172 John Street
Toronto, Ontario Canada M5T 1X5

      Re: Envoy Capital Group Inc.
           Form 20-F for Fiscal Year Ended September 30, 2008
           Filed December 24, 2008
           File No. 000-30082

Dear Mr. Leeder:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                   Sincerely,

                   Larry Spirgel
                   Assistant Director